UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER (Park National Corporation): 1-13006
CUSIP NUMBER (Park National Corporation):  700658107

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Park National Corporation
Full Name of Registrant
Former Name if Applicable

Address of Principal Executive Office (Street and Number):

50 North Third Street, P.O. Box 3500
City, State and Zip Code:

Newark, Ohio 43058-3500

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

As explained in the Park National Corporation (“Park” or the “Company”) Current Report on Form 8-K filed on June 30, 2011 and then reiterated in the Current Report on Form 8-K filed by Park on July 25, 2011, the Federal Deposit Insurance Corporation (“FDIC”) and the Florida Office of Financial Regulation (“OFR”) had communicated their preliminary on-site examination findings to the management of Vision Bank. Their most significant issue, which pertains to Vision Bank’s accounting treatment related to guarantor support underlying certain impaired loans and the calculation of the allowance for loan losses to be made with respect to impaired loans, remains outstanding. As a result of these preliminary examination findings, management of Park and Park’s independent public accountants completed a thorough review of the Company’s December 31, 2010 conclusions related to impairment of nonperforming commercial loans at Vision Bank. Specifically, this review focused on the fair values assigned to collateral for the impaired loans and/or the present value of expected future cash flows incorporated into the impairment analysis of nonperforming commercial loans. This review is on-going and we expect it to be completed in the near term.   On August 1, 2011, management of Vision Bank received the final report of examination from the OFR, which was consistent with the preliminary findings communicated to management at the on-site exit meeting. Management still has the intention to appeal the findings from the FDIC and OFR when the report of examination is received from the FDIC.

Due to ongoing work and reviews performed as described above, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 could not be filed within the prescribed time period without unreasonable expense or effort. In particular, the Company could not engage in the necessary review of the Quarterly Report on Form 10-Q and obtain the required signatures thereto in a timely fashion prior to the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John W. Kozak, Chief Financial Officer	(740) 349-3792

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Park National Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Park National Corporation

Date: August 10, 2011	By:	/s/ John W. Kozak
John W. Kozak, Chief Financial Officer